   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2001

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                  DIVINE, INC.
             (exact name of Registrant as specified in its charter)

                       DELAWARE                                              36-4301991
           (State or other jurisdiction of                                (I.R.S. Employer
            incorporation or organization)                              Identification No.)

                             ---------------------

               1301 NORTH ELSTON AVENUE                                JUDE M. SULLIVAN, ESQ.
               CHICAGO, ILLINOIS 60622                 SENIOR VICE PRESIDENT, SECRETARY, AND GENERAL COUNSEL
                    (773) 394-6600                                          DIVINE, INC.
  (Name, address, including zip code, and telephone                   1301 NORTH ELSTON AVENUE
                       number,                                        CHICAGO, ILLINOIS 60622
    including area code, of Registrant's principal                         (773) 394-6600
                  executive offices)                     (Name, address, including zip code, and telephone
                                                                              number,
                                                             including area code, of agent for service)

                             ---------------------
                                   COPIES TO:

                D. MARK MCMILLAN, ESQ.                                  ADAM R. KLEIN, ESQ.
                BELL, BOYD & LLOYD LLC                                  KATTEN MUCHIN ZAVIS
                70 WEST MADISON STREET                           525 WEST MONROE STREET, SUITE 1600
               CHICAGO, ILLINOIS 60602                                CHICAGO, ILLINOIS 60661
                    (312) 372-1121                                         (312) 902-5200

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED             PROPOSED
                                                                         MAXIMUM              MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO          OFFERING PRICE         AGGREGATE            AMOUNT OF
         SECURITIES TO BE REGISTERED            BE REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $0.001 per
  share, and associated rights to purchase
  Series A Junior Participating Preferred
  Stock(3)...................................      24,933,301             $0.45             $11,219,985             $2,805
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of divine class A common stock, par value $0.001 per share, that divine may be required to issue upon the exercise of outstanding warrants and/or conversion of convertible notes assumed or issued by divine in connection with the RoweCom and Open Market mergers. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares as may become issuable as a result of stock splits, stock dividends, or similar transactions in accordance with Rule 416(a) under the Securities Act.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices of divine's common stock as reported on the Nasdaq National Market on November 12, 2001
(3) Each share of divine class A common stock is accompanied by a series A junior participating preferred stock purchase right that trades with the divine common stock. The value attributed to those rights, if any, is reflected in the market price of the divine common stock. Prior to the occurrence of certain events, none of which has occurred as of this date, the rights will not be exercisable or evidenced separately from the divine common stock.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 14, 2001

PROSPECTUS

                               24,933,301 SHARES

                                  DIVINE, INC.

                              CLASS A COMMON STOCK

     This prospectus relates to shares of our common stock, including shares that are issuable upon the exercise of warrants and/or conversion of convertible notes assumed or issued by us in connection with our acquisitions of Open Market, Inc. and RoweCom Inc. and shares we issued in connection with our acquisition of the stock we did not already own in Latin American Econetworks N.V. All of the shares of our common stock being offered by this prospectus are being offered by the stockholders identified in this prospectus. None of our directors or executive officers is selling shares in this offering, and neither they nor we will receive any proceeds from the sale of the shares.

     Our common stock is listed on the Nasdaq National Market under the symbol "DVIN." On November 12, 2001, the closing price of our common stock as reported on the Nasdaq National Market was $0.45 per share.

     The selling stockholders, directly or through agents, brokers, or dealers designated from time to time, may sell the shares of our common stock offered by this prospectus from time to time on terms to be determined at the time of sale. See "Plan of Distribution."

     We have agreed to bear all expenses of registration of our common stock offered by this prospectus under federal and state securities laws.

                             ---------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November   , 2001

     You should rely only on the information contained or incorporated by reference in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations, and prospects may have changed since that date.
                             ---------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Risk Factors................................................      1
Special Note on Forward-Looking Statements..................     12
The Company.................................................     13
Use of Proceeds.............................................     16
Selling Stockholders........................................     17
Plan of Distribution........................................     19
Legal Matters...............................................     20
Experts.....................................................     20
Documents Incorporated by Reference.........................     21

                             ---------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, as well as at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information about the operation of the SEC public reference room in Washington, DC by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The registration statement contains more information about us and our class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

     The divine name and logo and the names of our products are trademarks or registered trademarks of divine, inc. This prospectus also includes trademarks of other companies.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below, and all of the other information included or incorporated in this prospectus, before you decide whether to purchase shares of our class A common stock. Any of the following risks could materially adversely affect our business, financial condition, or operating results and could negatively impact the value of your investment. All references in this prospectus to our common stock are references to our class A common stock and associated preferred stock purchase rights.

WE HAVE BEEN IN BUSINESS FOR ONLY TWO YEARS, HAVE LITTLE OPERATING HISTORY, AND HAVE A NEW BUSINESS STRATEGY THAT MAY CONTINUE TO CHANGE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

     We were formed in May 1999 and began operations as an Internet holding company engaged in business-to-business e-commerce through a community of associated companies. We announced a new strategy to focus on enterprise Web solutions in February 2001. Because we have only recently begun operating under this new business strategy, there is limited data upon which you can evaluate our prospects. As we continue to analyze business plans and internal operations in light of market developments, we may decide to make further substantial changes in our business plan and organization. These changes in business strategy may include moving into areas in which we have little or no experience. Furthermore, our future business strategy will depend on our ability to successfully acquire and integrate other businesses as we continue to seek to expand our portfolio of products and services. We are, and will remain for the foreseeable future, subject to risks, expenses, and uncertainties frequently encountered by young companies, and it will continue to be difficult to evaluate our business and its likelihood of success.

OUR OVERALL PERFORMANCE AND QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND WILL BE AFFECTED BY THE REVENUES GENERATED FROM THE PRODUCTS AND SERVICES OF BUSINESSES WE ACQUIRE AND WILL BE AFFECTED BY FLUCTUATIONS IN THE SALES OF THESE PRODUCTS AND SERVICES.

     We expect the revenues of businesses we acquire to comprise a significant portion of our revenues in the future. In particular, we expect the revenues of RoweCom Inc., a provider of knowledge resources which we recently acquired, to represent a significant portion of our revenues because RoweCom historically has recognized as revenue its cost of the knowledge resource it sells plus the fee retained by RoweCom. Fluctuations in the revenues generated from our offering of customer interaction management ("CIM") solutions, content management, and knowledge resources will likely impact our overall performance, and risks relating to our CIM solutions, content management, and knowledge resources may affect our success as a whole.

     Moreover, our revenues and results of operations have varied substantially from quarter to quarter. We expect large fluctuations in our future quarterly operating results due to a number of factors, including:

     - the success of, and costs associated with, acquisitions, joint ventures, or other strategic relationships;

     - losses or charges incurred by associated companies that may include significant write-downs, write-offs, and impairment charges;

     - the level of product and price competition;

     - the length of our sales and implementation process;

     - the size and timing of individual transactions;

     - seasonal trends;

     - the mix of products and services sold;

     - software defects and other product quality problems;

     - the timing of new product introductions and enhancements by us and our competitors;

     - customer order deferrals in anticipation of enhancements or new products to be offered by us and our competitors;

     - changes in foreign currency exchange rates;

     - customers' fiscal constraints; and

     - general economic conditions, including resulting from any additional terrorist attacks or responses to terrorist attacks.

     Because RoweCom's revenue flow is seasonal in nature, RoweCom periodically will have to rely on financing from us or third parties to support its needs for working capital. RoweCom has an established practice of paying publishers 30 to 60 days before receipt of its customers' funds. Consequently, RoweCom anticipates making substantial additional expenditures in the fourth quarter of each year, while receiving the majority of its cash receipts relating to those purchases late in the first quarter of the following year. Given these seasonal cash flow imbalances, if RoweCom has an unexpected demand for liquid capital, or does not have financing available on commercially reasonable terms, or at all, when needed, it could have a material adverse effect on our future results of operations and financial condition.

WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER BECOME PROFITABLE.

     We incurred net losses of approximately $9,407,000 for the period from inception on May 7, 1999 through December 31, 1999, approximately $470,319,000 for the year ended December 31, 2000, and approximately $189,939,000 for the nine months ended September 30, 2001. The majority of these losses were related to the consolidated operations of our associated companies and charges we took to reduce the carrying values of these associated companies. We expect to incur additional losses for the foreseeable future. Furthermore, we expect our operating expenses to increase significantly as we continue to develop the infrastructure necessary to implement our current business strategy and integrate acquired businesses. Changes to our business strategy and product lines also may cause us to incur additional expenses. Our financial results will continue to be affected by the operations of our associated companies, some of which may cease operations in the future if they are unable to generate positive cash flow. In addition, our financial results will be affected by our operation of businesses that we acquire in the future, some of which may have incurred substantial losses. To the extent that revenues do not increase at a sufficient rate, we may not be able to achieve and maintain profitability.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR ACQUISITION STRATEGY OR ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS, OUR GROWTH AND ABILITY TO COMPETE MAY BE IMPAIRED.

     Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products or professional services. We may not be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisitions, or successfully integrate any acquired businesses into our operations. Acquisitions, including our recently completed acquisitions of eshare Communications, Inc., Open Market, Inc. and RoweCom Inc., and our pending acquisitions of Eprise Corporation and Data Return Corporation, involve a number of special risks and challenges, including:

     - diversion of management's attention;

     - assimilation of the operations and personnel of acquired companies;

     - incorporation of acquired products into existing product lines;

     - adverse short-term effects on reported operating results;

     - assumption of the liabilities of acquired companies;

     - adverse reaction by our customers, vendors, and the capital markets if we are unable to consummate announced acquisitions;

     - possible loss of key employees; and

     - difficulty of presenting a unified corporate image.

     If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, our growth and ability to compete may be impaired.

     If we engage in future acquisitions, we might finance these acquisitions with available cash, the proceeds from possible debt financing, or the issuance of additional equity securities (common or preferred stock), or a combination of the foregoing. We may not be able to arrange adequate financing on acceptable terms. If we proceed with one or more significant future acquisitions, we may use a substantial portion of our available cash to consummate the acquisitions. If we consummate one or more significant acquisitions by issuing additional equity securities, the market price of our common stock could decline and stockholders could suffer significant dilution of their interests in us. Furthermore, sellers may be reluctant to accept divine common stock as consideration at its recent price level and given its historical volatility, in which case, our ability to complete further acquisitions could be significantly limited.

     For most of the businesses that we may acquire, we will likely have to record significant goodwill and other intangible assets, and accounting principles generally accepted in the United States of America may require us to recognize substantial amortization charges on the other intangible assets, reducing our future reportable earnings. We also will have to periodically test our goodwill and other intangible assets for impairment. If we determine that the value of the goodwill and/or the intangible assets have been impaired, we will be required to recognize substantial charges that would adversely affect our operating results. In addition, these acquisitions could involve significant non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

OUR FAILURE TO RETAIN KEY PERSONNEL MAY NEGATIVELY AFFECT OUR BUSINESS.

     Our success depends on our ability to retain senior executives and other key employees who are critical to the continued advancement, development, and support of our products and services and ongoing sales and marketing efforts. The loss of any key personnel or any significant group of employees could negatively affect our future business and prospects. If our management does not succeed in their roles, or we are not able to effectively allocate management responsibilities and cause our officers and senior managers to operate effectively as a group, our business could be negatively affected.

     Employee morale and our ability to attract and retain qualified employees may also be adversely affected by the decline and substantial fluctuation in the market price of our common stock since its initial public offering, as many of our employees hold options with exercise prices far greater than our recent stock price.

REVENUES FROM OUR PROFESSIONAL SERVICES DIVISION ARE DIFFICULT TO PREDICT BECAUSE THEY ARE DERIVED FROM PROJECT-BASED ENGAGEMENTS.

     For the nine months ended September 30, 2001, we derived approximately 93% of our revenues from professional services. Almost all of these revenues were from project-based client engagements, which vary in size and scope. As a result, the revenues of our professional services division are difficult to predict because a client that accounts for a significant portion of these revenues in one period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, because many of our professional services engagements involve sequential stages, each of which may represent a separate contractual commitment, a client may choose not to retain us for subsequent stages of an engagement or for new professional services projects.

IF WE CANNOT KEEP OUR BILLABLE PROFESSIONALS ENGAGED ON CLIENT PROJECTS, OUR FUTURE REVENUES COULD DECLINE AND OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     Virtually all the client contracts of our professional services division allow the client to terminate our services on relatively short notice and do not guarantee us any specific or minimum amount of business from the client. To the extent that any significant clients decrease their use of our professional services, delay an engagement, or terminate their relationship with us, the revenues of our professional services division could decline substantially and our overall operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS, AND COMPETITIVE PRESSURES FACED BY US COULD HURT OUR BUSINESS AND FINANCIAL RESULTS.

     The market for our products and services is intensely competitive, fragmented, and subject to rapid change. We will compete with a variety of companies that provide software solutions and professional services independently or on an integrated basis. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Furthermore, many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development, and marketing resources, greater name recognition, and a larger customer base than we do.

IF WE DO NOT EXPAND OUR CUSTOMER BASE, WE MAY NEVER BECOME PROFITABLE AND OUR STOCK PRICE WILL LIKELY DECLINE.

     The market for many of our products and services is newly emerging. As a result, we cannot accurately estimate the potential demand for them. We believe that market acceptance of many of our products and services will depend principally on our ability to:

     - timely develop or acquire products and services that meet changing customer needs;

     - effectively market our products and services;

     - hire, train, and retain a sufficient number of qualified sales and marketing personnel;

     - provide high-quality and reliable customer support for our products;

     - distribute and price our products and services in a manner that is more appealing to customers than that of our competitors;

     - develop a favorable reputation among our customers, potential customers, and participants in the software industry; and

     - withstand downturns in general economic conditions or conditions that would slow corporate spending on software products and professional services.

     Our inability to accomplish any of the foregoing may limit our ability to expand our customer base. If our customer base does not expand, we may never become profitable and our stock price will likely decline.

OUR SUCCESS IS DEPENDENT UPON THE MARKET FOR INTERNET SERVICES, WHICH, ALONG WITH THE GENERAL ECONOMY, IS EXPERIENCING A DOWNTURN.

     During late 2000 and 2001, and particularly since the terrorist attacks on September 11, 2001, the market for Internet services and technology experienced a significant decline. This decline is at least partly attributable to funding difficulties experienced by many companies, a general economic slowdown and the instability generated by these attacks. Both developments have caused many of our current and potential customers and clients to cancel, reduce, and/or delay some projects. A prolonged economic slowdown or continued uncertainty about the future of the market for Internet services will also adversely affect our business and financial results. If demand for our products and services does not improve, increased competition for business may result in significant decreases in the prices we charge for our products and services. The market for our products and services may not improve in a timely manner or to the extent necessary to allow us to achieve and sustain profitability in the near future.

OUR SUCCESS WILL DEPEND UPON THE ABILITY OF OUR PRODUCTS TO WORK WITH A LARGE VARIETY OF HARDWARE, SOFTWARE, DATABASE AND NETWORKING SYSTEMS.

     The success of our products will depend on the ability of our products to integrate and be compatible with customer systems, particularly hardware systems, operating systems, and data sources, as well as or better than competing products. The success of our products will also depend on the ability of our existing products to work well with one another, with new products we develop, and with new software developed by third parties. We currently serve, and intend to continue to serve, a customer base with a wide variety of hardware, software, database, and networking systems. If we cannot support an increasing number of systems in the future, we might not gain broad market acceptance.

CUSTOMERS WILL BE LESS LIKELY TO ACCEPT OUR PRODUCTS IF WE ARE UNABLE TO INTRODUCE IN A TIMELY MANNER NEW SOFTWARE PRODUCTS AND ENHANCEMENTS THAT MEET INDUSTRY REQUIREMENTS.

     The market for our software products is subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render our existing products and services obsolete. As a result, unforeseen changes in customer and technological requirements for application features, functions and technologies could limit our ability to develop market share or could rapidly erode our position in those markets in which we have an established presence. Our growth and future operating results will depend in part upon our ability to develop and introduce new applications that anticipate, meet, or exceed technological advances in the marketplace, meet changing customer requirements, respond to competitive products, and achieve market acceptance.

     New products, platforms, and language support typically require long development and testing periods. New products or enhancements may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. Our product acquisition, development and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to make these necessary investments.

     We also expect to develop and introduce new and enhanced versions of products as an integrated suite. In addition to the risks and uncertainties inherent in the development and introduction of new products, we will face significant challenges in developing and introducing new products and versions that work together effectively and allow customers to achieve the benefits of a broader product offering. We may not be able to identify or overcome these challenges.

     After we acquire a business, we intend to offer the products and services of the acquired business to our existing customers and our products and services to the existing customers of the acquired business. These customers may not have an interest in these other products and services. If we fail to cross-market our products and services, we will not achieve one of the expected benefits of the acquisition, and this failure could have a material adverse effect on our business, financial condition, and operating results.

IF WE CANNOT CROSS-SELL THE PRODUCTS AND SERVICES OF OUR ACQUIRED COMPANIES TO OUR OTHER CUSTOMERS, WE WILL NOT ACHIEVE ONE OF THE EXPECTED BENEFITS OF OUR ACQUISITIONS.

     After we acquire a company, we intend to offer the products and services of that company to our existing customers and the customers of our other acquired companies, and to offer our products to the existing customers of the acquired company. One company's customers may not have an interest in the other companies' products and services. If we fail to cross market our products and services, we will not achieve one of the expected benefits of our acquisitions, and this failure could have a material adverse effect on our business, financial condition, and operating results.

WE EXPECT THAT OUR FUTURE REVENUES AND OPERATING RESULTS WILL BE ADVERSELY AFFECTED IF THE SOFTWARE APPLICATION INDUSTRY CONTINUES TO EVOLVE TOWARD A SUBSCRIPTION-BASED MODEL.

     We expect that our revenue growth rates and operating results will be adversely affected as more customers require us to offer our products under a subscription-based application service provider model. We currently sell software application solutions on a perpetual license basis in exchange for an up-front license fee. Many of our customers are attempting to reduce their up-front capital expenditures by purchasing software applications under a hosted subscription service model. Under the hosted model, the customer subscribes to use an application from the software provider. Generally, the application is hosted on a server managed by the software provider or a third-party hosting service. We expect that subscription-based revenues will represent a substantial portion of future revenues generated by our software applications and managed applications divisions.

     Under the subscription-based model, we generally will recognize revenue and receive payment ratably over the term of a customer's subscription. As a result, our revenue growth rate under a subscription model may be less than what our revenue growth rate would be under a license model. In addition, the price of our services will be fixed at the time of entering into the subscription agreement. If we are unable to adequately predict the costs associated with maintaining and servicing a customer's subscription, then the periodic expenses associated with a subscription may exceed the revenues we recognize for the subscription in the same period, which would adversely affect our operating results. In addition, if we are not successful in implementing the subscription-based model, or if market analysts or investors do not believe that the model is attractive relative to our existing license model, our business could be impaired and our stock price could decline.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THERE ARE DEFECTS IN OUR SOFTWARE OR WE ARE UNABLE TO ACQUIRE THIRD-PARTY SOFTWARE OR HARDWARE THAT IS ERROR-FREE.

     Software products as complex as those that we offer may contain errors that could occur at any point in a product's life cycle. We have, in the past, discovered software errors in certain of our products and have experienced delays in shipment or implementation of products during the period required to correct these errors. Despite extensive testing by us and by our current and potential customers, errors in our software may be found in the future. This could result in a loss of, or delay in, market acceptance and sales, diversion of development resources, injury to our reputation, or increased service and warranty cost. In particular, the call center environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming and will limit our ability to uncover all defects prior to shipment and installation at a customer's location. We also license certain software used in our products from third parties, and our products are designed to operate on certain hardware platforms manufactured by third parties. Third-party software or hardware may contain errors that we are dependent upon others to correct. These errors could cause problems with the installation and operation of our products, which could harm our business.

WE MAY FACE POTENTIAL LIABILITY TO CUSTOMERS IF OUR PRODUCTS OR OUR CUSTOMERS' SYSTEMS FAIL.

     Our software, portal, and applications products are often critical to the operation of our customers' businesses and provide benefits that may be difficult to quantify. If a product of ours or a customer's system fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for such failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could be hurt.

WE COULD LOSE OUR COMPETITIVE ADVANTAGE IF WE FAIL TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, AND ANY RELATED LITIGATION COULD BE COSTLY AND TIME CONSUMING.

     We rely on a combination of patent, copyright, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. We may not be able to detect all instances of infringement. Furthermore, we may be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of our rights may be ineffective in these countries. If we must engage in litigation to defend and enforce our intellectual property rights, either domestically or in other countries, we could face substantial costs and diversion of resources, regardless of the outcome of that litigation. Any future attempt by us to enforce our intellectual property rights might not be successful, or might result in royalties that are less than the cost of such enforcement efforts. Even if we succeed in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

OTHER COMPANIES MAY CLAIM THAT OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD HARM OUR BUSINESS.

     Third parties may claim that we are infringing their intellectual property rights. We expect that the risk of infringement claims will rise as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. To develop our services and products, we may need to acquire licenses for intellectual property to avoid infringement of a third party's product. These licenses may not be available on commercially reasonable terms, if at all. Former employers of our present and future employees may assert claims that these employees improperly disclosed confidential or proprietary information to us. Any such claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require us to pay money damages or enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results, and financial condition could be materially and adversely affected.

WE MAY NOT BE ABLE TO PREVENT ONLINE SECURITY BREACHES, WHICH COULD INTERRUPT OUR OPERATIONS, DAMAGE OUR REPUTATION, AND EXPOSE US TO LIABILITY.

     A party that is able to circumvent our security systems or the security systems of our customers could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits and exclusions that may prevent reimbursement for losses caused by security breaches. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We may need to expend significant additional capital and other resources to protect against security breaches or to alleviate problems caused by any breaches. Despite these efforts, we may not be able to prevent all security breaches.

FUTURE GOVERNMENT REGULATION COULD PLACE FINANCIAL BURDENS ON OUR BUSINESS.

     Because of the Internet's popularity and increasing use, new laws and regulations may be adopted that could have an adverse effect on us. In particular, states may impose discriminatory, multiple, or special taxes on the Internet because the previous moratorium on the application of these taxes ended on October 21, 2001. Because this moratorium ended, federal taxes may also be imposed on the use of the Internet. These state and federal taxes could cause a decrease in the volume of e-commerce and, therefore, the demand for our products and services. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of the Internet and e-commerce, which could decrease our revenue and place additional financial burdens on our business

     Federal, state, or foreign agencies have also adopted, and may continue to adopt, laws or regulations affecting the use of outbound call processing systems. These laws or regulations could limit the market for our products, or expose us to liability, which could adversely affect our business, operating results, and financial condition.

RESTRICTIONS RELATING TO THE PRIVACY OF INTERNET USERS AND THE COLLECTION AND USE OF ONLINE DATA COULD LIMIT THE UTILITY OF THE PERSONALIZATION FUNCTIONALITY OF OUR PRODUCTS AND, THEREFORE, THE ATTRACTIVENESS OF THOSE PRODUCTS TO CUSTOMERS.

     One of the principal features of the products of eshare communications, Inc. and Open Market, Inc., each of which we recently acquired, and Eprise Corporation and Data Return Corporation, each of which we recently agreed to acquire, is the ability to develop and maintain profiles of online users to assist business managers in personalizing content and in displaying tailored commercial offers to specific online users. By limiting the ways that this feature can be used, proposed and existing legal restrictions on the collection and use of information relating to Internet users could materially and adversely impact eshare's, Open Market's, Eprise's and Data Return's products. For example, legislation has been proposed in some jurisdictions that would regulate the practice of placing small information files, or "cookies," on a user's hard drive to gather information. Likewise, regulation of the practice of online preference marketing is also under consideration in many jurisdictions. Moreover, legislation regulating the collection of data online and offline is already in place in the United States and elsewhere, including the European Union. While regulatory and legislative efforts in this area are relatively new and still developing, they continue to gain attention, and continued regulation and legislation in this area could adversely affect the demand for eshare's, Open Market's and Eprise's products.

IF WE LOST THE SERVICES OF ANDREW J. FILIPOWSKI, OUR BUSINESS COULD FAIL.

     We believe that Andrew J. Filipowski, our chairman and chief executive officer, is critical to our success. If we lost the services of Mr. Filipowski, our ability to promote our business and raise additional capital would be severely limited, and our business could fail. We do not maintain key man life insurance on Mr. Filipowski.

OUR KEY PERSONNEL HAVE ENTERED INTO NON-COMPETE AGREEMENTS THAT COULD PREVENT US FROM ENGAGING IN CERTAIN ACTIVITIES AND ACQUIRING INTERESTS IN SOME COMPANIES.

     Andrew J. Filipowski, our chairman and chief executive officer; Michael P. Cullinane, our executive vice president, chief financial officer, and treasurer and a director; and Paul L. Humenansky, our president and chief operating officer and a director, have entered into consulting and non-compete agreements with PLATINUM technology International, inc., now a wholly-owned subsidiary of Computer Associates International, Inc. These agreements prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, in the development, manufacture, marketing, or distribution of any products or services offered by PLATINUM as of March 29, 1999, or any products or services offered by PLATINUM after that date in the development of which they had actively participated. PLATINUM was, as of March 29, 1999, and continues to be, engaged in the business of developing, marketing, and supporting software products for managing information technology infrastructures and providing related professional services. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment, and management of Web content.

     Under the agreements, Messrs. Filipowski, Cullinane, and Humenansky also are prohibited from soliciting, or assisting another person to solicit or attempt to solicit, persons or entities that were current customers of PLATINUM or its affiliates before the end of the respective employment periods of Messrs. Filipowski, Cullinane, and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity which competes with PLATINUM.

     To manage divine's business effectively in light of these agreements, divine has consulted with PLATINUM and Computer Associates before making any acquisition to confirm that a breach of these agreements would not result. These consulting and non-compete agreements could limit our business opportunities, which could impair our success.

DELAYS IN SALES AND THE IMPLEMENTATION CYCLE FOR CIM SOLUTIONS AND MANAGED APPLICATIONS COULD ADVERSELY AFFECT US.

     If we experience delays in, or cancellations of, sales or implementations of CIM solutions and managed applications, our business and financial results could be hurt. To sell these products, we generally must provide a significant level of education to prospective customers regarding their use and benefits. In addition, prospective customers generally make a significant commitment of resources in connection with the implementation of these products. For these and other reasons, the length of time between the date of initial contact with the potential customer and the installation and use of these solutions has generally been six months or more. Our implementation cycle could be lengthened in the future by delays over which we have little or no control, increases in the size and complexity of our installations, and the number of third-party systems with which our products must be integrated. In addition, any unexpected delays in individual implementations could generate negative publicity and expose us to liability claims from our customers.

OUR STRATEGY TO EXPAND OUR INTERNATIONAL OPERATIONS IS SUBJECT TO MANY UNIQUE RISKS THAT MAY PREVENT US FROM MAINTAINING OR INCREASING OUR INTERNATIONAL REVENUES.

     A significant element of our business strategy is to expand our operations in international markets. For example, we expect our recent acquisitions of RoweCom, Open Market, and eshare to significantly increase our international presence, as each of these companies generates a significant amount of its revenues outside the United States. This projected expansion will require significant management attention and financial resources. Because of the difficulty in penetrating new markets, we may not be able to maintain or increase international revenues. Our international operations are subject to a number of inherent risks, which will increase as the international operations expand, including:

     - significant volatility in the level and timing of business;

     - the impact of possible recessionary environments in economies outside the United States;

     - changes in foreign legal and regulatory requirements;

     - changes in tariffs;

     - the costs of localizing products for foreign markets and integrating products with foreign system components;

     - longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

     - difficulties and costs of staffing and managing foreign operations;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse tax consequences;

     - political and economic instability; and

     - the higher cost of foreign service delivery.

     While expenses incurred in foreign countries typically have been denominated in the local currencies, revenues generated by international sales typically have been paid in U.S. dollars, British pounds, or Euros. We could experience fluctuations in currency exchange rates in the future that would have a material adverse impact on our international operations.

OUR GROWTH IN OPERATIONS WILL LIKELY BE DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF DIRECT AND INDIRECT SALES CHANNELS.

     Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical and direct sales personnel and to outsource effectively our customer support functions. We have in the past experienced difficulty in recruiting qualified technical and sales personnel. If we are unable to rapidly and effectively expand our technical staff and direct sales force, our business and financial results could be hurt.

     We believe that our future growth will also depend on our ability to continue to develop and maintain indirect sales channels, including value added resellers, or VARs, and distributors. Additionally, our investment of significant resources to develop these indirect sales channels could adversely affect our operating results if they do not generate sufficient additional revenues.

     If we are unable to recruit and retain qualified VARs and distributors, our results of operations could be adversely affected. Increased indirect sales also could adversely affect our average selling prices and result in lower gross margins because lower unit prices are typically charged on sales made through indirect channels. Sales of products through indirect channels will reduce our gross profits from our services because VARs and distributors provide these services.

     As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction, and recognizing emerging customer requirements. In addition, VARs and distributors may develop, acquire, or market products competitive with our products. Our strategy of marketing products directly to customers and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different VARs and distributors target the same customers, VARs and distributors may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with VARs and distributors or hurt our ability to attract new VARs and distributors.

THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE, WHICH COULD CAUSE LITIGATION AGAINST US AND PREVENT OUR STOCKHOLDERS FROM RESELLING THEIR SHARES AT OR ABOVE THE PRICES AT WHICH THEY ACQUIRED THEM.

     From our initial public offering in July 2000 through the date of this document, the price per share of our common stock has ranged from a high of $12.44 to a low of $0.42. The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which are beyond our control, including:

     - quarterly variations in operating results;

     - volatility in the stock market;

     - volatility in the general economy, including as a result of any additional terrorist attacks or responses to terrorist attacks;

     - changes in interest rates;

     - announcements of acquisitions, technological innovations, or new software, services, or products by us or our competitors; and

     - changes in financial estimates and recommendations by securities analysts.

     In addition, there have been large fluctuations in the prices and trading volumes of securities of many technology, Internet, and CIM product and related professional service companies. Broad market and industry factors may decrease the market price of our common stock. As a result, you may be unable to resell your shares of our common stock at or above the prices at which you acquired them. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. This litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of our common stock or failure of the market price to increase could also harm our ability to retain key employees, our access to capital, and other aspects of our business, which also could harm our business.

OUR STOCKHOLDER RIGHTS PLAN AND PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, OUR BY-LAWS, AND DELAWARE LAW COULD DELAY OR DETER TENDER OFFERS OR TAKEOVER ATTEMPTS THAT MAY OFFER YOU A PREMIUM FOR YOUR COMMON STOCK.

     Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to you. These impediments include:

     - the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our common stock unless the rights are first cancelled or redeemed by our board of directors, in its discretion;

     - the classification of our board of directors into three classes serving staggered three-year terms;

     - the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

     - a requirement that special meetings of our board of directors may be called only by our chairman, president, or a majority of our board of directors;

     - a prohibition against action by written consent of our stockholders;

     - a requirement that our stockholders comply with advance notice provisions to bring director nominations or other matters before meetings of our stockholders; and

     - the adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors.

     The existence of the stockholder rights plan and these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET, THE LIQUIDITY, VISIBILITY, AND PRICE OF OUR COMMON STOCK MAY DECREASE.

     Since our initial public offering in July 2000, our common stock has been listed on the Nasdaq National Market. Shares of our common stock could be delisted from the Nasdaq National Market if we fail to satisfy the continued listing requirements of the Nasdaq National Market, including the minimum bid price of $1.00 per share. As of November 12, 2001, the closing bid price of our common stock had been below $1.00 for 45 consecutive trading days. If our common stock is delisted from the Nasdaq National Market, we would be forced to list our common stock on the OTC Bulletin Board or some other quotation medium, depending upon our ability to meet the specific listing requirements of those quotation systems. If this happens, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could further decrease the price of our common stock. In addition, delisting from the Nasdaq National Market might negatively impact our reputation and, as a consequence, our business.

     On September 27, 2001, Nasdaq announced that it had suspended until January 2, 2002 its $1.00 minimum bid price requirement for continued listing on the Nasdaq National Market.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include:

     - our ability to execute our integrated Web-based technology, professional services, and managed applications strategy;

     - our ability to successfully implement our acquisition strategy, including our ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies;

     - our ability to develop enterprise Web software and services;

     - the uncertainty of customer demand for enterprise Web software and services;

     - our ability to expand our customer base and achieve and maintain profitability;

     - our ability to retain key personnel;

     - our ability to predict revenues from project-based engagements;

     - our ability to keep pace with technological developments and industry requirements;

     - our ability to efficiently manage our growing operations;

     - changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks;

     - increasing competition from other providers of software solutions and professional services;

     - the extent to which customers want to purchase software applications under hosted subscription based models;

     - our ability to address the risks associated with international operations; and

     - our ability to maintain our Nasdaq listing.

     See "Risk Factors" for a description of these factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                  THE COMPANY

OVERVIEW

     We provide a combination of Web-based technology, professional services, and managed applications capabilities designed to allow clients to deploy advanced enterprise Web solutions that are integrated with their business strategies and existing software and technical systems. Our enterprise Web solutions offer businesses the ability to improve collaboration, workflow, and business relationships. We provide technology, software, professional services, and managed applications through four business units:

     - divine Enterprise Portal Solutions -- uses business portal platform technology to provide businesses with real-time, integrated access to internal and external information to create industry-specific solutions that streamline data searching and retrieval over intranets, extranets, company databases, and the Internet.

     - divine Software Applications -- deploys products that focus on collaboration, workflow, and relationship management. Our robust platform supports effective customer interaction, improved management of the flow of information, and powerful enterprise collaboration.

     - divine Professional Services -- applies expertise in technology, infrastructure, and marketing services across a broad spectrum of leading technologies combined with an understanding of how to design and deploy solutions that drive business results.

     - divine Managed Applications -- builds, hosts, manages, monitors, and secures an enterprise's critical applications with an emphasis on customers that require assurance of high availability of applications and a single point of accountability.

     We focus on Global 2000 and high growth middle market firms and currently serve over 20,000 customers. We expect that our revenues in future periods will be generated principally through these core operations.

     Our principal offices are located at 1301 North Elston Avenue, Chicago, Illinois 60622, telephone (773) 394-6600. Our home page is located on the Web at http://www.divine.com, where you can find additional information about us and our associated companies; however, that information generally is not targeted at investors and is not part of this prospectus. All references to "we", "us", "our", and "divine" refer to divine, inc. and its consolidated subsidiaries.

HISTORICAL INFORMATION

     We began as divine interVentures, inc. on June 30, 1999, engaging in business-to-business e-commerce through a community of associated companies in which we invested. From September 30, 1999 to December 31, 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies when we identified opportunities consistent with our business strategy, and also further developed our operational procedures and capabilities.

     In February 2001, we announced our strategy to primarily focus on enterprise Web solutions, and changed our name to divine, inc. We no longer reflect separately our interests in our remaining associated companies that provide Web-based technology, software, professional services, and managed applications. Instead, the operations of these businesses are a part of our core business strategy. Other of our associated companies offer software and services focused on e-commerce and vertical markets, which we include in our divine interVentures segment. As of September 30, 2001, there were 22 companies in our divine interVentures segment.

OUR STRATEGY

     Our objective is to become the leading provider of enterprise Web solutions that offer global businesses the ability to improve collaboration, workflow, and business relationships by delivering a powerful combination of technology, software, services, and managed applications capabilities. As the flow of information becomes more liberated and more complex, we believe that a new type of solution provider is required to unite all of the skills and emerging technologies needed to create advanced enterprise Web solutions that position companies to go beyond the processing of transactions and operate at the leading edge of their industries. In order to achieve this objective, we have adopted the following key elements of our strategy:

     - Become a recognized leader in advanced enterprise solutions. We currently have over 500 customers consisting of predominantly Global 2000 companies and high-growth, middle-market companies. These customers are serviced by one or more of our four principal business units. By expanding our relationships with these customers, we can enhance our reputation and visibility and capitalize on cross-selling opportunities with their customers, suppliers, partners, and distributors.

     - Develop, acquire, and integrate offerings and solutions. We plan to focus on the development, acquisition, and integration of components that can be combined to form a powerful set of services, technology, and hosting capabilities that can advance and extend our customers' businesses to include external and internal business communities.

     - Target a specific customer base. We plan to target customers whom we believe can benefit most readily from greater collaboration, more efficient workflow, and better management of business relationships between their customers, employees, partners, suppliers, prospects, and sources of information. We believe that these customers are primarily concentrated in information-intensive businesses such as the financial services, insurance, energy, pharmaceutical, biotechnology, and telecommunications industries.

     - Support and complement our solutions through alliances with business partners. We intend to establish strategic alliances with a number of companies like our strategic alliance with Computer Associates International, Inc., or CA, which is also one of our strategic investors. CA's professional expertise enhances the range and quality of our Professional Services and CA's Jasmineii Portal Software is a key component of our Enterprise Portal Solutions. We believe that strategic alliances will enable us to improve our ability to attract and retain customers who prefer to deal with larger, more stable solutions providers, provide additional channels for our products, and enable us to build industry-specific solutions for our customers.

     - Position divine as a technology owner and solutions integrator. We plan to differentiate divine from other solutions delivery organizations by positioning divine as a technology owner and solutions integrator. We intend to gain a strategic advantage by acquiring and developing innovative technologies and making these part of our broader solutions in order to leverage their full potential.

RECENT DEVELOPMENTS

     Since October 1, 2001, we have completed, or entered into agreements in connection with, a number of acquisitions to further our business strategy.

  EPRISE ACQUISITION

     In September 2001, we entered into an agreement and plan of merger and reorganization with Eprise Corporation. Eprise is a provider of enterprise content management and delivery application software. Eprise provides software products and design and consulting services that enable businesses to create and publish effective Web content quickly and easily. Its core product, Eprise Participant Server, enables a business organization to distribute this Web content management function among the appropriate individuals within the enterprise who have responsibility for particular aspects of that Web content. These individuals need no knowledge of programming languages or other technical skills to use Eprise Participant Server, thereby minimizing a customer's reliance on information technology professionals and consultants. Under the terms of the Eprise merger agreement, we will issue a total of approximately 54,000,000 shares of our common stock in exchange for all of the outstanding Eprise common stock, and Eprise will become one of our wholly-owned subsidiaries. Completion of the Eprise merger is subject to a number of conditions, including the approval of that merger by Eprise's stockholders and, if necessary, our stockholders, and expiration or termination of any waiting periods under any applicable antitrust laws.

  OPEN MARKET ACQUISITION

     In October 2001, we completed our acquisition of Open Market, Inc., pursuant to an agreement and plan of merger we entered into with Open Market in August 2001. Open Market is a provider of enterprise content management and delivery application software. Companies use Open Market's software to build and operate websites, rich product catalogs, self-service applications, and web services for their distribution channels, marketplaces, and customers. Under the terms of the Open Market merger agreement, we issued a total of approximately 44,455,000 shares of our common stock in exchange for all of the outstanding Open Market common and preferred stock, and Open Market became one of our wholly-owned subsidiaries.

  ESHARE COMMUNICATIONS ACQUISITION

     In October 2001, we completed our acquisition of eshare communications, Inc., pursuant to an agreement and plan of merger we entered into with eshare in July 2001. eshare is a provider of customer interaction management, or CIM, software products and services. These CIM software applications enable eshare's customers to effectively manage new and existing customers across multiple communications channels, including voice, email, interactive web chat, and voice-over-internet protocol. Under the terms of the eshare merger agreement, we issued a total of approximately 68,434,000 shares of our common stock in exchange for all of the outstanding eshare common shares, and eshare became one of our wholly-owned subsidiaries.

  HOSTONE ACQUISITION

     In October 2001, we acquired, through divine/Whittman-Hart, inc., one of our wholly owned subsidiaries, the assets of marchFIRST, Inc.'s HostOne application hosting unit. We purchased these assets in exchange for providing operating funds to HostOne from April 12, 2001, the date that marchFIRST filed for bankruptcy, to October 22, 2001, the date we acquired the HostOne assets. In addition, we agreed to issue to Microsoft Corporation a total of 8,196,722 shares of our common stock in exchange for the cancellation of debt owed by marchFIRST to Microsoft. We agreed to register these shares for resale under the Securities Act.

  INTIRA ACQUISITION

     In October 2001, we completed our purchase of substantially all of the assets of Intira Corporation. Intira provides information technology and network infrastructure for online business applications and is based in Pleasanton, California. In exchange for these assets, we paid $1 million in cash, provided Intira with a $6.8 million debtor-in-possession credit facility during its bankruptcy, and assumed certain obligations, which we intend to restructure on more favorable terms. The acquisition of the Intira assets is expected to add to our capabilities in our Managed Applications business unit and other business units.

  SYNCHRONY ACQUISITION

     In October 2001, we acquired Synchrony Communications, Inc., a leading customer relationship management suite provider. Synchrony's Internet-architected software and remote-hosted services are used by Fortune 1000 companies and some of the world's largest outsourced teleservices providers. Synchrony's Hosted Anywhere solution provides the market's only remote-hosted and licensed technology, enabling consistent, high-quality customer service, sales, and marketing across multiple communications channels that include analog phone, fax, email, and chat. In exchange for all of the outstanding stock of Synchrony, we issued promissory notes to the former stockholders of Synchrony in the aggregate principal amount of approximately $6.88 million. The notes are due and payable on or before December 31, 2001. We have the option to pay the notes with cash, or by issuing a total of approximately 5,500,000 shares of our common stock to the former Synchrony stockholders. In addition, we issued warrants to purchase 2,000,000 shares of our common stock to the former stockholders of Synchrony.

  ROWECOM ACQUISITION

     In November 2001, we completed our acquisition of RoweCom Inc., pursuant to an agreement and plan of merger and reorganization we entered into with RoweCom in July 2001. RoweCom is a leading business-to-business provider of high quality service and e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books, and other printed sources of commercial, scientific, and general interest information and analysis. RoweCom targets clients in knowledge-intense industries, such as business and financial services; biomedical; academia, and the federal government; and corporate and professional services. Under the terms of the RoweCom merger agreement, we issued a total of approximately 10,159,000 shares of our common stock in exchange for all of the outstanding RoweCom common stock, and RoweCom became one of our wholly-owned subsidiaries.

  LATIN AMERICAN ECONETWORKS ACQUISITION

     In November 2001, we acquired the 63% of the equity interests of Latin American Econetworks N.V. that we did not already own in exchange for 8,000,000 shares of our common stock and approximately $7.36 million in cash. Latin American Econetworks (also known as Dolphin Interventures) had been one of our associated companies since July 2000, when we acquired a 37% interest in it. Latin American Econetworks is an interdisciplinary venture capital firm focused on the telecommunications, media and technology sector in Latin America. We agreed to register the shares we issued in this transaction for resale under the Securities Act, and these shares are being offered for resale under this prospectus. As a result of this transaction, Latin American Econetworks became one of our wholly-owned subsidiaries.

  DATA RETURN ACQUISITION

     In November 2001, we entered into an agreement and plan of merger with Data Return Corporation. Data Return provides advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance and support of their complex web sites. Its services include providing, configuring, operating and maintaining the hardware, software and network technologies necessary to implement and support these web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions and a suite of security services, including firewalls. Under the terms of the Data Return merger agreement, we will issue a total of approximately 72,000,000 shares of our common stock in exchange for all of the outstanding Data Return common stock, and Data Return will become one of our wholly-owned subsidiaries. Completion of the Data Return merger is subject to a number of conditions, including the approval of that merger by Data Return's stockholders and, if necessary, our stockholders, and expiration or termination of any waiting periods under any applicable antitrust laws.

     We anticipate that the integration of these companies into our products and services offering will help us to deliver a combination of software, technology-based solutions, professional services, and hosting/managed applications that allow businesses to increase efficiency, generate revenue, advance their brand, and build customer loyalty.

                                USE OF PROCEEDS

     The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares. We will, however, receive any proceeds from our issuance of the up to 5,194,457 shares to be issued to certain of the selling stockholders, if and when those selling stockholders exercise their warrants. If the warrants are exercised in full and shares are paid for in cash, we would receive a total of approximately $10,900,000. We would intend to use those proceeds for working capital and other general corporate purposes.

                              SELLING STOCKHOLDERS

     The selling stockholders are the holders of shares of our common stock, warrants to purchase our common stock, and/or notes that are convertible into our common stock. The holders of warrants and notes received these warrants and notes in connection with either: (1) our acquisition of Open Market, Inc., or
(2) our acquisition of RoweCom Inc. In October and November 2001, we acquired each of Open Market and RoweCom, respectively, in separate stock-for-stock merger transactions. In these transactions, warrants to purchase shares of Open Market common stock or RoweCom common stock were converted into warrants to purchase our common stock, RoweCom promissory notes were exchanged for notes convertible into our common stock and additional warrants to purchase our common stock were issued to noteholders. The shares issuable upon exercise of these warrants and conversion of these notes are included in this prospectus pursuant to either the Open Market merger agreement, the RoweCom merger agreement, or registration rights granted in connection with our acquisition of RoweCom or Open Market.

     Catanzaro Holdings, B.V. is a selling stockholder which owns outstanding shares of our common stock that it received in connection with our acquisition of Latin American Econetworks N.V. In November 2001, we acquired the equity interests in Latin American Econetworks held by Catanzaro Holdings, B.V., in exchange for 8,000,000 shares of our common stock. In connection with that transaction, we agreed to register these shares for resale under the Securities Act, and these shares are being offered for resale under this prospectus.

     The 24,933,301 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column "Shares Offered Hereby" consist of (a) up to 5,194,457 shares that we may issue to certain selling stockholders upon exercise of warrants, (b) up to 11,720,142 shares that we may issue to certain selling stockholders upon conversion of $5.7 million aggregate principal amount of notes, which may be converted at any time on or after December 7, 2001 and before maturity of the notes and which include up to 758,602 shares that we may issue for interest accrued upon notes that are converted, and (c) 8,000,000 shares of our common stock issued to a former stockholder of Latin American Econetworks. Our registration of these shares does not necessarily mean that any selling stockholder will sell any or all of its shares. The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of November 7, 2001. We are not able to estimate the amount of shares that will be held by the selling stockholders after the completion of this offering because we cannot predict whether the selling stockholders will exercise their warrants or convert their notes, because the selling stockholders may offer all or some of the shares, and because there currently are no agreements, arrangements, or understandings with respect to the sale of any of their shares. The following table assumes that the warrants will be exercised in full and the notes completely converted and that all of the shares so issued and being registered will be sold. The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

                                               TOTAL NUMBER    SHARES     TOTAL NUMBER OF
                                                OF SHARES      OFFERED    SHARES REMAINING
                    NAME                       BEFORE SALE     HEREBY        AFTER SALE      PERCENT
                    ----                       ------------   ---------   ----------------   -------
Capital Ventures International...............     241,610       241,610              0           *
CMGI, Inc. ..................................   4,829,823        80,536      4,749,287        1.62
Halifax Fund, L.P. ..........................   3,777,311       763,741      3,013,570           *
Theddingworth International Limited..........     291,410       291,410              0           *
Silicon Valley Bancshares....................      83,260        83,260              0           *
HFTP Investment L.L.C........................     350,000       350,000              0           *
Leonardo, L.P. ..............................     350,000       350,000              0           *
Zero Stage Capital VI, L.P. .................   6,178,547     6,024,871        153,676           *
Philippe Villers.............................   3,516,514     3,461,098         55,416           *
Working Ventures Canadian Fund, Inc. ........   3,081,566     2,563,776        517,790           *
Richard R. Rowe(1)...........................   3,893,032     2,563,776      1,329,256           *
Arthur J. Bauernfeind........................      12,300        12,300              0           *
Brizio Biondi................................      12,300        12,300              0           *
Antoine Hadamard.............................      16,718         9,975          6,743           *
Noel Villers.................................      10,935         7,995          2,940           *
Katherine Villers............................      13,123         6,150          6,973           *
Raymond Villers Trust........................       5,655         4,305          1,350           *
Alan B. Kennedy..............................      41,231         1,230         40,001           *
Bob Keegan...................................       1,500         1,500              0           *
Robert L. Pratt..............................         750           750              0           *
C. Fredric Young.............................         750           750              0           *
Montrose Investments Ltd. ...................      76,476        76,476              0           *
RAM Capital Resources, LLC...................      25,492        25,492              0           *
Catanzaro Holdings, B.V. ....................   8,000,000     8,000,000              0           *

---------------

 *   Represents less than 1% of the outstanding shares.

(1) Dr. Richard R. Rowe continues to be employed by RoweCom, which is now one of our wholly-owned subsidiaries, as its Chairman. All of Dr. Rowe's shares have been pledged to holders of certain promissory notes of RoweCom as security, and may not be freely disposed of by Dr. Rowe.

     This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. In addition, this prospectus covers the preferred stock purchase rights that currently trade with our common stock and entitle the holder to purchase additional shares of our common stock under certain circumstances.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered, sold, or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees, transferees, or other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock.

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on any national securities exchange or quotation system, such as the Nasdaq National Market, on which our common stock may be listed or quoted;

     - in an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market;

     - in transactions in which brokers, dealers, or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

     - in transactions "at the market" to or through market makers in our common stock;

     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     - through transactions in options, swaps, or other derivatives which may or may not be listed on an exchange;

     - in privately negotiated transactions;

     - in transactions to cover short sales; or

     - in a combination of any of the foregoing transactions.

     In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.

     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, or other successors in interest will be selling stockholders for purposes of this prospectus.

     The selling stockholders may use brokers, dealers, underwriters, or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts, or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of that compensation. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of the

Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, and we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

     The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of or during that distribution. All of the above may affect the marketability of the shares and the availability of any person or entity to engage in market-making activities with respect to the shares.

     Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes, and fees of their legal counsel. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution or a purchase by a broker or dealer, we will file with the SEC a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file with the SEC a supplement to this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Bell, Boyd & Lloyd LLC, Chicago, Illinois.

                                    EXPERTS

     Our consolidated financial statements and financial statement schedule as of December 31, 2000 and 1999, and for the year ended December 31, 2000 and the period from May 7, 1999 (inception) through December 31, 1999, have been audited by KPMG LLP, independent certified public accountants, as set forth in their reports with respect to these consolidated financial statements and financial statement schedule. These consolidated financial statements and financial statement schedule are incorporated by reference into this prospectus in reliance upon the reports given and upon the authority of said firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. Information in this prospectus updates, and in some cases, supersedes information incorporated by reference from documents we have filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and, in some cases, supersede the information contained or incorporated by reference in this prospectus.

     The following documents that we have previously filed with the SEC are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for our fiscal year ended December 31,
       2000;

     - Our Quarterly Reports on Form 10-Q for our fiscal quarters ended September 30, 2001, March 31, 2001 and June 30, 2001;

     - Our Current Reports on Form 8-K filed with the SEC on November 6, 2001, October 29, 2001, October 22, 2001, September 20, 2001, August 31, 2001,
       August 17, 2001, July 12, 2001, April 16, 2001, April 2, 2001, February
       27, 2001, February 14, 2001, and February 5, 2001;

     - The description of our class A common stock contained in our registration statement on Form 8-A, filed with the SEC on March 21, 2000; and

     - The description of our series A junior participating preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on February 13, 2001, as amended.

     In addition, all documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all of the shares covered by this prospectus are incorporated by reference into, and deemed a part of, this prospectus from the date of filing of those documents.

     You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                                  divine, inc.
                         Attention: Investor Relations
                             1301 North Elston Ave.
                            Chicago, Illinois 60622
                           Telephone: (773) 394-6600
                              Fax: (773) 394-6604
                              email: ir@divine.com

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, all of which are to be borne by divine, in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................    $ 2,805
Legal Fees and Expenses.....................................     15,000
Accountants' Fees and Expenses..............................      5,000
Printing and Engraving Expenses.............................      5,000
Miscellaneous...............................................      2,195
                                                                -------
     Total..................................................    $30,000
                                                                =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the Court of Chancery or such other court shall deem proper.

     Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. divine has obtained directors' and officers' liability insurance.

     Article XII of divine's third amended and restated certificate of incorporation provides for indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of divine who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative, or investigative, because that person is or was serving as a director or officer of divine, or was serving at the request of divine as a director or officer of any other enterprise. divine also enters into indemnification agreements with its directors and executive officers that provide for the indemnification described above.

     The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware Corporation Law and Article XII of divine's third amended and restated certificate of incorporation.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
  4.1      Specimen stock certificate representing divine's Class A
           common stock (incorporated herein by reference to Exhibit
           4.1 to divine's Registration Statement on Form S-1, File No.
           333-92851 (the "IPO Registration Statement")).
  4.2      Rights Agreement, dated as of February 12, 2001, between
           divine interVentures, inc. and Computershare Investor
           Services, LLC, as Rights Agent, including the form of
           Certificate of Designation, Preferences, and Rights of
           Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred
           Stock, par value $.001 per share, as Exhibit A, the form of
           Rights Certificate as Exhibit B, and the Summary of Rights
           to Purchase Preferred Stock as Exhibit C (incorporated
           herein by reference to Exhibit 1 to divine's Registration
           Statement on Form 8-A filed with the Securities and Exchange
           Commission on February 13, 2001).
  4.3      Amendment No. 1 to Rights Agreement, dated as of July 8,
           2001, between divine and Computershare Investor Services,
           LLC, as Rights Agent (incorporated herein by reference to
           Exhibit 2 to divine's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on July
           23, 2001).
  4.4      Amendment No. 2 to Rights Agreement, dated as of August 15,
           2001, between divine and Computershare Investor Services,
           LLC, as Rights Agent (incorporated herein by reference to
           Exhibit 3 to divine's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on August
           20, 2001).
  5.1      Opinion of Bell, Boyd & Lloyd LLC as to the validity of the securities being registered.
 23.1      Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 5.1).
 23.2      Consent of KPMG LLP, with respect to the financial
           statements of divine.
 23.3      Consent of Arthur Andersen LLP, with respect to eshare
           financial statements.
 23.4      Consent of KPMG LLP, with respect to their report on the
           1998 financial statements of eshare.com, Inc. (formerly
           eshare Technologies, Inc.).
 24.1      Power of Attorney (included on the signature page of this
           Registration Statement).
 99.1      Registration, Representation and Release Agreement, dated as of November 7, 2001, between divine, inc. and Catanzaro
           Holdings, B.V.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on November 14, 2001.

                                          DIVINE, INC.




                                          By:   /s/ MICHAEL P. CULLINANE
                                            ------------------------------------
                                            Michael P. Cullinane
                                              Executive Vice President, Chief
                                              Financial Officer, and Treasurer

                               POWER OF ATTORNEY

     EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS ANDREW J. FILIPOWSKI, MICHAEL P. CULLINANE, AND JUDE M. SULLIVAN AND EACH OF THEM SEVERALLY, ACTING ALONE AND WITHOUT THE OTHERS, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT WITH AUTHORITY TO EXECUTE IN THE NAME OF EACH SUCH PERSON AND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, TOGETHER WITH ANY EXHIBITS THERETO AND OTHER DOCUMENTS THEREWITH, ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT NECESSARY OR ADVISABLE TO ENABLE THE REGISTRANT TO COMPLY WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY RULES, REGULATIONS, AND REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION IN RESPECT THEREOF, WHICH AMENDMENTS MAY MAKE SUCH OTHER CHANGES IN THE REGISTRATION STATEMENT AS THE AFORESAID ATTORNEY-IN-FACT EXECUTING THE SAME DEEMS APPROPRIATE, AND ANY FILINGS PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on November 14, 2001.

                  SIGNATURE                                             TITLE
                  ---------                                             -----
          /s/ ANDREW J. FILIPOWSKI                Chairman of the Board and Chief Executive Officer
---------------------------------------------               (principal executive officer)
            Andrew J. Filipowski

          /s/ MICHAEL P. CULLINANE               Executive Vice President, Chief Financial Officer,
---------------------------------------------       Treasurer (principal financial and accounting
            Michael P. Cullinane                               officer), and Director

           /s/ PAUL L. HUMENANSKY                 President, Chief Operating Officer, and Director
---------------------------------------------
             Paul L. Humenansky

              /s/ TOMMY BENNETT                                       Director
---------------------------------------------
                Tommy Bennett

             /s/ JAMES E. COWIE                                       Director
---------------------------------------------
               James E. Cowie

                  SIGNATURE                                             TITLE
                  ---------                                             -----

                                                                      Director
---------------------------------------------
             Michael H. Forster

             /s/ ARTHUR W. HAHN                                       Director
---------------------------------------------
               Arthur W. Hahn

           /s/ THOMAS J. MEREDITH                                     Director
---------------------------------------------
             Thomas J. Meredith

                                                                      Director
---------------------------------------------
                 Kevin Nater

                                                                      Director
---------------------------------------------
                  John Rau